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                              March 29, 2021

       Michael Blitzer
       Co-Chief Executive Officer
       Inflection Point Acquisition Corp.
       34 East 51st Street, 5th Floor
       New York, NY 10022

                                                        Re: Inflection Point
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 26,
2021
                                                            File No. 333-253963

       Dear Mr. Blitzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 Filed March 26, 2021

       Management
       Advisors, page 116

   1. We note that Ms. Erin Clift will serve as a special advisor. Please disclose the purpose or explain the role of Ms.
Clift as a special advisor, and also whether you intend to pay any consulting fees or
other compensation to Ms. Clift in connection with this role.
 Michael Blitzer
Inflection Point Acquisition Corp.
March 29, 2021
Page 2

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at
(202) 551-3844 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Blitzer
                                                          Division of
Corporation Finance
Comapany NameInflection Point Acquisition Corp.
                                                          Office of Energy &
Transportation
March 29, 2021 Page 2
cc:       Joel Rubinstein
FirstName LastName